UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2024
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from             to
Commission File Number 1-35229

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
XYLEM RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
XYLEM INC.
301 Water Street SE, Washington, DC 20003

TABLE OF CONTENTS

I. FINANCIAL STATEMENTS

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members, Trustees, and Plan Administrator
of the Xylem Retirement Savings Plan
Washington, D.C.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Xylem Retirement Savings Plan (the "Plan") as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule G, Part III - Nonexempt Transactions for the year ended December 31, 2024 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Xylem Retirement Savings Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
We have served as the Plan's auditor since 2016.
New York, New York
June 25, 2025

XYLEM RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

December 31,	2024	2023
ASSETS:
Plan's interest in The Xylem Inc. Retirement Savings Master Trust	1,719,918	1,040,271

Investments at fair value	—	474,266

Receivables:
Employer contributions	6,388	18,732
Member contributions	5,209	7,017
Notes receivable from Members	20,485	20,254
Receivable from plan merger	—	4,196
Total receivables	32,082	50,199
Total assets	1,752,000	1,564,736

LIABILITIES:
Accrued expenses	140	190
Total liabilities	140	190

NET ASSETS AVAILABLE FOR BENEFITS	$1,751,860	$1,564,546

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

Year Ended December 31,	2024
INVESTMENT ACTIVITY:
Plan's interest in the investment gain of The Xylem Inc. Retirement Savings Master Trust	$227,450

OTHER INCOME	227

CONTRIBUTIONS:
Employer	59,962
Members	79,789
Member rollovers	13,720
Total contributions	153,471

INTEREST INCOME ON NOTES RECEIVABLE FROM MEMBERS	1,506

DEDUCTIONS:
Distributions to Members	(194,019)
Trustee and administrative expenses	(1,321)
Total deductions	(195,340)

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	187,314

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,564,546
End of year	$1,751,860

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

Note 1. Description of The Plan
The following description of the Xylem Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants (or “Members”) should refer to the Plan document for more complete information.
General - The Plan is a defined contribution plan sponsored by Xylem Inc. (the “Company” or the “Plan Sponsor”) generally covering all non-union U.S. employees of the Company. The Plan became effective on October 31, 2011. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA and are set forth in this report as permitted by Item 4 of Form 11-K.
The Pension Fund Trust and Investment Committee ("PFTIC"), as appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan and directs the managers of the Plan's investments.
The Company has a trust agreement with Fidelity Management Trust Company ("Fidelity") to act as the Plan trustee, custodian and record keeper ("Trustee") and the Plan is part of the Xylem Inc. Retirement Savings Master Trust ("Master Trust").
Investments in the Master Trust at December 31, 2024 are shown on the Master Trust Schedule of Assets (Held at End of Year) under identification number 45-3304527. Investments held at fair value related to the plan merger disclosed below were held in trust at December 31, 2023 at Charles Schwab Trust Bank ("Charles Schwab").
Effective January 1, 2023, the Plan was amended to increase the elective deferral maximum limit from 50% to 75% of eligible pay ("Salary" as defined by the Plan document) and to reduce plan fees.
Effective December 31, 2023, the Evoqua Water Technologies Corp. Savings Plan (the "Evoqua Plan") was merged into the Plan. In January 2024, all participants of the Evoqua Plan became Members of the Plan. The Evoqua Plan had $548.8 million in total assets including investments and notes receivables before the merger. Assets of $70.3 million which included investments and notes receivables were received by the Plan in-kind in December 2023 and $4.2 million was received in January 2024 which included in-kind assets plus residual dividends which are recorded as a receivable from plan merger on the statement of net assets available for benefits. The remaining $474.3 million in Evoqua Plan assets were held at Charles Schwab and were transferred to the Master Trust from Charles Schwab in January 2024. These assets were included in the Plan's net assets as of December 31, 2023, and were reflected at fair value.
Various other plan amendments were executed during 2024 to perform administrative updates with no material impact to the Plan.
Eligibility - All full-time U.S. citizen and permanent resident non-union U.S. employees of the Company are eligible to participate in the Plan upon hire and are automatically enrolled in the Plan. Part-time and temporary non-union U.S. employees are eligible upon completion either (a) 1,000 hours of service in a 12-month period, or (b) 500 hours of service during each of three consecutive 12-month periods. Expatriates working in the U.S. on permanent assignment or considered a local hire are immediately eligible. Expatriates on a temporary assignment are subject to completion of 36 months of service before becoming eligible. Employees of a subsidiary of the Company that participate in a similar qualified plan of that subsidiary are not eligible to participate in the Plan.
Employee Contributions - A Member may generally elect to contribute 1% to 75% of eligible pay as pre-tax contributions, or 1% to 50% of eligible pay as Roth or after-tax contributions. Members may designate their contributions as pre-tax contributions, Roth contributions, after-tax contributions or any combination of the three. A Member who is considered a highly compensated employee under the Plan may elect Plan contributions based on a maximum Salary as defined by the Plan document, but may not participate in after-tax contributions. Member contributions are subject to the dollar limitation provided by Section 402(g) of the Internal Revenue Code ("IRC"). All eligible employees are automatically enrolled in the Plan at a 6% pre-tax contribution rate until and unless the

Member elects otherwise. Members may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Employer Contributions - The Company will make matching contributions to the Member’s account equal to 50% of a Member’s pre-tax contributions, Roth contributions and after-tax contributions, up to a maximum of 3% of a Member’s Salary. In addition, the Company contributes 3% or 4% of Salary as a core contribution to each eligible Member’s account, as defined by the Plan document. For Members with age plus years of service at the beginning of the Plan Year (including continuous service with the Company, as well as predecessor companies that were acquired or merged into the Company) of less than 50 years, the Company’s contribution to the Member’s account will be 3% of Salary. For Members with age plus years of service of 50 or more years at the beginning of the Plan Year, the Company’s contribution to the Member’s account will be 4% of Salary. Company contributions will be allocated in the Plan’s investment options elected by the Member in the same proportion as the employee’s contributions.
Member Accounts - Individual accounts are maintained for each Member. Each Member’s account is credited with the Member’s contributions, Company contributions, plan earnings or losses, and withdrawals, net of administrative expenses and investment management fees. Fund earnings and losses, as well as administrative expenses and investment fees are allocated based on the applicable Member account balances, as defined by the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s account balance.
Investments - Members may direct employee contributions and Company contributions, in any whole percentage among any of the Plan’s investment options, which include Xylem Inc. stock and a self-directed brokerage account (Fidelity's "BrokerageLink"). Members can change their future contributions and reallocate accumulated investments in 1% increments on a daily basis among the investment options. However, the number of investment option reallocations or transfers in any calendar month may be limited as defined by the Plan document.
Any Member or Company contributions directed by Members into Xylem Inc. stock, including future contributions to the Plan, are deposited into the Employee Stock Ownership Plan account (“ESOP”). All dividends associated with the contributions held in the ESOP within the Plan are immediately 100% vested. In addition, Members can elect to have their ESOP dividends either reinvested in Xylem Inc. stock or paid to them in cash on a quarterly basis.
The Plan limits the amount that may be held in Xylem Inc. stock and BrokerageLink to 20% each of a Member’s total account balance. Members who hold 20% or more of their total account balance in Xylem Inc. stock or BrokerageLink will not be permitted to transfer balances into that fund. Members who hold less than 20% of their total account balance in Xylem Inc. stock or BrokerageLink may designate up to 20% of future contributions or transfer balances into those funds, provided that the balance in each of the funds does not exceed 20% of the Member’s total account balance after the transfer.
Vesting - Members are immediately vested in their contributions and all Company contributions, as well as actual earnings or losses, and have a non-forfeitable right to their accounts in the Plan.
Distributions to Members - Upon termination of employment (including death, disability, or retirement) from the Company, a Member or the Member’s beneficiary(ies) may elect to receive a lump sum amount equal to the value of the Member’s account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options, as defined in the Plan document. In any case, a Member or the Member’s beneficiary(ies) whose account balance is more than $7,000 may elect to keep the Member’s account balance in the Plan until the calendar year in which the Member reaches or would have reached age 73 (due to Secure 2.0 Act of 2022). During the calendar year in which the Member attains age 73, distribution from the Plan will commence in accordance with Section 401(a)(9) of the IRC. Upon the death of a Member with a non-spouse beneficiary(ies), the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death.
Withdrawals Prior to Termination - At any time before termination of employment (including death, disability, or retirement), a Member may request a withdrawal subject to the provisions of the Plan document and shall conform to the standards set by the Plan Administrator. A Member can withdraw amounts of their after-tax contributions as provided by the Plan document. A Member who has attained age 59 ½ may withdraw all or any portion of their pre-tax contributions as provided by the Plan document. A Member who has not attained age 59 ½ may withdraw all or a portion of their pre-tax contributions provided the Member has an immediate and heavy financial need and the withdrawal is necessary to satisfy such need as provided by the Plan document. The in-service withdrawals are limited to four per calendar year.

Direct Rollover of Certain Distributions - With respect to an eligible rollover distribution, the Member or the Member’s beneficiary(ies) may elect, at the time and in a manner prescribed by the Plan Administrator for such purpose, to have the Plan make a direct rollover of all or part of such withdrawal or distribution to a maximum of two eligible retirement plans which accept such rollover.
If a Member’s account balance is greater than $1,000 but does not exceed $7,000 and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the 30 day election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.
If a Member’s account balance is $1,000 or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the 30 day election period, the account balance will be automatically paid out to the Member.
Forfeited Accounts - Members are always 100% vested in their accounts. Therefore, no forfeited non-vested accounts or forfeitures were used to cover administrative expenses or reduce Company contributions to the Plan.

Notes Receivable from Members - A Member may request a loan in any specified whole dollar amount which must be at least $1,000 but which may not exceed the lesser of 50% of the vested account balance or $50,000, reduced by the Member’s highest outstanding loan balance under all defined contribution plans of the Company, if any, during the prior one-year period. A loan is deducted from the investments in a Member's account according to the hierarchy set by the Plan Administrator, per the Plan document. Members are limited to one outstanding loan at a time. No new loans can be taken until current outstanding loans are paid off. There is a 30-day waiting period to request a new loan once the existing loans are paid off. The interest rate charged by the Plan is a reasonable rate of interest for loans commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Plan document, and generally remains the same throughout the term of the loan. General purpose loan terms range from one to 54 months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to 174 months. Loans are secured by the balance in the Member’s account. The Member's account is charged $50 to cover loan origination fees. The amount of outstanding Notes Receivable from Members at December 31, 2024 and 2023 was $20.5 million and $20.3 million, respectively.
Under certain circumstances, including a Member’s failure to make timely loan repayments, death or disability, the Plan Administrator may declare the Member’s loan to be in default and the Plan may execute upon its security interest in the Member’s account under the Plan to satisfy the debt.
A Member that is terminated or that retires from the Company may continue to make periodic repayment on such Member’s loans after separation from the Company by contacting Fidelity, provided the Member’s account balance is greater than $7,000. Account balances that do not exceed $7,000 are subject to certain distribution rules (see above) and any outstanding loans are required to be settled. No new loans can be granted after termination of employment.

Administrative and Investment Management Expenses - The Plan pays for expenses incurred in conjunction with Plan administration, including trustee services, record keeping, investment advice, and audit fees up to 0.25% of the market value of trust assets, and the Company pays all other expenses incurred in administering the Plan. The Members' accounts are charged quarterly for administrative fees. In 2024, the Plan incurred trustee and administrative expenses which equal 0.08% of the Plan's interest in the investments in the Master Trust. Certain administrative functions are performed by employees of the Company (who may also be Members in the Plan). No such employee receives compensation from the Plan.
In addition to the trustee and administrative expense charges, an investment management fee is charged by the majority of the investment funds. These investment management fees are included in the net asset value (“NAV”) of the fund calculated by the investment manager of the respective fund and are reflected as a reduction of investment return for such investments.
Secure 2.0 Act of 2022 - On December 29, 2022, the Consolidated Appropriations Act of 2023 was signed into law. The Consolidated Appropriations Act contained several provisions referred to as the SECURE 2.0 Act of 2022 ("Secure 2.0 Act") that contained required and optional provisions aimed at improving retirement-saving opportunities with effective dates varying across the provisions. Effective January 1, 2023, the required minimum distribution age was increased from 72 to 73 in connection with SECURE 2.0 legislation and the Plan will be amended as required by the Secure 2.0 Act within the required dates as outlined therein.
Note 2. Summary of Significant Accounting Policies
Basis of Accounting - The accompanying financial statements have been prepared under the accrual basis of accounting.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosures at the date of financial statements. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, guaranteed investment contracts and collective trusts. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the values of Members' account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan’s investments, other than fully benefit-responsive contracts, are measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). A more detailed description of the individual types of securities held in the Master Trust and Charles Schwab and their valuation methods can be found in Note 4.
Contract value is the relevant measure for the Plan's fully benefit-responsive investment contracts, because contract value is the amount Members generally receive when executing transactions under the terms of the contract and Plan provisions.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Contributions Receivable - The Plan accrues contributions receivable based upon payroll deferrals and Company contributions during the Plan year that were not yet deposited as of the end of the year.
Distributions to Members - Payments to Members are recorded upon distribution. There were no Members who elected to withdraw from the Plan, but had not yet been paid at December 31, 2024 and 2023.
Notes Receivable from Members - Notes Receivable from Members are recorded at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses as repayments of principal and interest are received through payroll deductions, and the loans are collateralized by the Members' accounts.
In the event that a Member fails to make timely loan repayments, the loan may be considered to be in default. In the event default is declared, the outstanding loan balance and any accrued interest may be treated as a withdrawal prior to termination of employment, subject to the withdrawal provisions outlined in the Plan document, and may be determined to be a fully taxable distribution from the Plan.
The financial statements include delinquent loan balances until specifically written off. Form 5500 reflects the delinquent loans as distributions. See Note 9 for the reconciliation of the Plan's financial statements to Form 5500.
Note 3. Master Trust
A majority of the Plan investments consist of an interest in an investment account of the Master Trust established by the Company and administered by Fidelity as of December 31, 2024 and 2023. Use of the Master Trust permits the commingling of trust assets with the assets of certain other Company savings plans for investment and administrative purposes. Although assets of participating plans are commingled in the Master Trust, supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans are maintained. The net assets of the Master Trust are allocated based on individual participant account balances in the respective plans. The daily net investment income (loss) of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. There were investment assets of $0 and $474.3 million held outside the Master Trust at December 31, 2024 and 2023, respectively.
The following table presents the investments in the Master Trust and the Plan's interest in the Master Trust at December 31, 2024 and 2023:

(in thousands)	Master Trust Balances		Plan's Interest in Master Trust Balances
	2024	2023	2024	2023
Member directed investments at fair value:
Employer securities	$23,728	$26,376	$22,296	$24,810
Mutual funds	294,887	505,065	279,816	482,309
Member directed brokerage account	13,008	5,197	13,008	5,197
Collective trusts	1,345,941	484,865	1,314,469	464,267
Total investments at fair value	1,677,564	1,021,503	1,629,589	976,583
Member directed investments at contract value:
Stable value accounts	96,529	70,467	90,329	63,688
Total investments in Master Trust	$1,774,093	$1,091,970	$1,719,918	$1,040,271
The following table presents the appreciation in fair value for the year ended December 31, 2024 for the Master Trust and the Plan's interest in the Master Trust, including gains and losses on investments bought and sold, as well as held during the year:

(in thousands)	Master Trust Activity	Plan's Interest in Master Trust Activity
	2024	2024
Realized gain on purchases and sales	$109,915	$107,971
Unrealized gain on investments held	97,978	94,476
Net appreciation in fair value of investments	207,893	202,447

Interest and Dividend income	26,220	25,003

Total investment gain of the Master Trust	$234,113	$227,450

Note 4. Fair Value Measurements
The Plan determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan uses a hierarchical structure to prioritize the inputs to valuation techniques used to measure fair value into three broad levels defined as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 inputs are unobservable inputs for the assets or liabilities.
The Plan holds no Level 3 investments.
The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement.
Certain investments which measure fair value using the net asset value (“NAV”) per share as a practical expedient are not classified within the fair value hierarchy.

The following is a description of the valuation methodologies and inputs used to measure fair value for major categories of investments.
•Employer Common Stock - Common stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. Xylem Inc. stock is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol XYL and is valued at the Plan's year-end date. These securities are classified in Level 1 of the fair value hierarchy.
•Member-Directed Brokerage Accounts - Securities held in BrokerageLink are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These securities are classified in Level 1 of the fair value hierarchy.
•Mutual Funds - Mutual funds of registered investment companies are publicly traded in active markets and valued at the closing price reported on those major markets as of the measurement date. Mutual funds are classified within Level 1 of the fair value hierarchy.
•Collective Trusts ("CTs") - CTs are valued at fair value at the Plan's year-end date using the NAV provided by the administrators of the CTs as a practical expedient. Investments in CTs can be redeemed on a daily basis and there are no unfunded commitments. CTs are not classified within the fair value hierarchy.
While the Plan Administrator believes that the valuation methods are appropriate and consistent with how other participants in the market value these types of investments, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used at December 31, 2024 and 2023.
The following table sets forth by level within the fair value hierarchy a summary of the Master Trust investments measured at fair value at December 31, 2024.

(in thousands)	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV Practical Expedient	Total
Employer Common Stock	$23,728	$—	$—	$—	$23,728
Mutual Funds	294,887	—	—	—	294,887
Member-Directed Brokerage Accounts	13,008	—	—	—	13,008
Collective Trusts	—	—	—	1,345,941	1,345,941
Totals	$331,623	$—	$—	$1,345,941	$1,677,564
The following table sets forth by level within the fair value hierarchy a summary of the Master Trust investments measured at fair value at December 31, 2023.

(in thousands)	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV Practical Expedient	Total
Employer Common Stock	$26,376	$—	$—	$—	$26,376
Mutual Funds	505,065	—	—	—	505,065
Member-Directed Brokerage Accounts	5,197	—	—	—	5,197
Collective Trusts	—	—	—	484,865	484,865
Totals	$536,638	$—	$—	$484,865	$1,021,503

The following table sets forth by level within the fair value hierarchy a summary of the investments held at Charles Schwab measured at fair value at December 31, 2023.

(in thousands)	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV Practical Expedient	Total
Mutual Funds	$247,471	—	—	—	$247,471
Collective Trusts	—	—	—	226,795	226,795
Totals	$247,471	$—	$—	$226,795	$474,266
Note 5. Guaranteed Investment Contract
The Master Trust holds fully benefit-responsive investment contracts (also referred to as traditional guaranteed investment contracts or "GIC") with New York Life Insurance Company ("NY Life"). These contracts are reported in the “Stable Value Accounts” line item and are reported at contract value. NY Life manages these investments and maintains the contributions in its pooled separate account (referred to as the "Anchor Account"). The assets of the Anchor Account are owned by NY Life. The Anchor Account is credited with earnings on the underlying investments and is charged for participant withdrawals and administrative expenses. Members ordinarily may direct the withdrawal or transfer of all or a portion of their investments at contract value. The contract has no maturity date, but contract years begin on January 1 of each year.
Under the terms of the contracts, interest will accrue daily, be credited monthly and the rate cannot be less than zero percent. The daily rate fluctuates based on the underlying investments. Realized gains and losses are amortized over the target duration.

Restrictions - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. No direct transfers to competing investment options are permitted under the GIC. Any transfers out of the GIC must first go through a non-competing investment option and reside there for at least 90 days before transfer to a competing option, directed-brokerage account, or a mutual fund window. However, the GIC shall not be subject to a market value adjustment if the Plan provides at least 12 months advance written notice to NY Life. The following employer-initiated events may limit the ability of the Plan to transact at contract value:
•A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•Any communication given to Plan members designed to influence a participant not to invest in the GIC or to transfer assets out of the GIC;
•The establishment of a defined contribution plan that competes with the Plan for employee contributions; and
•Complete or partial termination of the Plan or its merger with another plan.
The PFTIC believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.
Note 6. Party-In-Interest Transactions
Exempt Party-In-Interest Transactions
ERISA section 406(a) prohibits various types of transactions between a plan and parties-in-interest. Parties-in-interest are defined by the Department of Labor regulation as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. ERISA section 408(a) contains specific exemptions whereby plans may engage in certain transactions with parties-in-interest that are otherwise prohibited by law.
Fidelity is the Trustee and custodian for all of the Master Trust's investments. Fidelity or one of its affiliates manages BrokerageLink, as well as certain plan investments in mutual funds and collective trusts.
Charles Schwab was the trustee of the Evoqua Plan before the merger. Charles Schwab or one of its affiliates manages Schwab International Index Fund.

Administrative services fees were paid to Fidelity or one of its affiliates during 2024.
At December 31, 2024, the Master Trust held 204,439 shares of common stock of the Company with a cost basis of $9.3 million. At December 31, 2023, the Master Trust held 230,558 shares of common stock of the Company with a cost basis of $9.6 million. For the year ended December 31, 2024, the Master Trust recorded related net appreciation of $0.7 million and dividends of $0.3 million on Company stock.
Member loans also qualify as party-in-interest transactions and amounted to $20.5 million and $20.3 million at December 31, 2024 and 2023, respectively.
Nonexempt Party-In-Interest Transactions

In December 2024, it was discovered that payments of certain non-Plan related audit fees were erroneously made from Plan assets. This is considered a non-exempt (prohibited) transaction under ERISA. The erroneous payments occurred in June 2024, and amounts were returned to the Plan (including earnings thereon) in May 2025. Further, Xylem filed Forms 5330 for each of the 2024 and 2025 Plan years to report the error and pay the required excise tax in accordance with Department of Labor guidance on self-correcting such errors. The amount of erroneous payments was $12,904, the missed earnings were $906, and the excise taxes were $136 and $272 for 2024 and 2025, respectively. With return of the amounts to the Plan (including earnings), filing of the Forms 5330 and payment of the excise tax, Xylem believes the prohibited transaction has been fully corrected in accordance with DOL guidance.

In early 2024, it was discovered that payments of certain non-Plan related legal fees were erroneously made from Plan assets. This is considered a non-exempt (prohibited) transaction under ERISA. The erroneous payments occurred in July 2023, and amounts were returned to the Plan (including earnings thereon) immediately upon discovery of the error in March 2024. Further, Xylem filed Forms 5330 for each of the 2023 and 2024 Plan years to report the error and pay the required excise tax in accordance with Department of Labor guidance on self-correcting such errors. The amount of erroneous payments was $7,879, the missed earnings were $460, and the excise taxes were $69 and $138 for 2023 and 2024, respectively. With return of the amounts to the Plan (including earnings), filing of the Forms 5330 and payment of the excise tax, Xylem believes the prohibited transaction has been fully corrected in accordance with DOL guidance.
Note 7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, Member account balances would not be impacted, since all contributions and related earnings are immediately vested.
Note 8. Federal Income Tax Status
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated June 9, 2017 that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the PFTIC believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2021.

Note 9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the net assets available for benefits per Form 5500 as of December 31, 2024 and 2023:

(in thousands)	2024	2023
Net assets available for benefits per the financial statements	$1,751,860	$1,564,546
Less: amounts deemed distributed for tax purposes	(376)	(264)
Net assets available for benefits per Form 5500	$1,751,484	$1,564,282
The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the net gain per Form 5500 for the year ended December 31, 2024:

(in thousands)	2024
Increase in net assets available for benefits per the financial statements	$187,314
Less: amounts deemed distributed for tax purposes, net	(112)
Net income per Form 5500	$187,202

XYLEM RETIREMENT SAVINGS PLAN									EIN#: 45-2080495
FORM 5500, SCHEDULE G, PART III - NONEXEMPT TRANSACTIONS									PN: 001
FOR THE YEAR ENDED DECEMBER 31, 2024

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Transaction Expense	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
Xylem Inc.	Plan Sponsor	Plan erroneously paid sponsor expenses from plan assets on behalf of another Union DC Plan within the sponsor's control group. This error and any earnings thereon were corrected in 2025.	n/a	$13,810	n/a	n/a	$12,904	$13,810	$906
Xylem Inc.	Plan Sponsor	Plan erroneously paid sponsor expenses from plan assets. This error and any earnings thereon were corrected in 2024.	n/a	$8,339	n/a	n/a	$7,879	$8,339	$460

See accompanying Report of Independent Registered Public Accounting Firm

XYLEM RETIREMENT SAVINGS PLAN				EIN#: 45-2080495
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS				PN: 001
(HELD AT END OF YEAR) AS OF DECEMBER 31, 2024

(a) Party in interest	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value

*	Member Loans	Notes receivable from Members at interest rates from 3.25% to 9.50% maturing at various dates through September 2044, net of deemed distributions of $376,277	**	$20,108,831

*    Represents party-in-interest to the Plan.
**    Cost information is not required for Member directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Fund Trust and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

XYLEM RETIREMENT SAVINGS PLAN

Date: June 25, 2025	By:	/s/ Christopher M. Logan
Christopher M. Logan
Director, Global Retirement Benefits
Chair, Pension Fund Trust and Investment Committee (Plan Administrator)